Exhibit 99.1

ENTRÉE GOLD INC.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Expressed in United States dollars)

March 31, 2014

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Unaudited - Expressed in United States dollars)

	March 31,	December 31,
	2014	2013

ASSETS

Current
Cash and cash equivalents (Note 4)	$44,440,659	$46,701,216
Receivables	19,889	203,346
Prepaid expenses	582,778	751,140

Total current assets	45,043,326	47,655,702

Equipment (Note 6)	263,163	288,943
Mineral property interests (Note 7)	46,965,221	48,806,565
Reclamation deposits	408,459	491,808
Other assets	103,881	152,087

Total assets	$92,784,050	$97,395,105

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$1,764,399	$1,261,206

Loans payable to Oyu Tolgoi LLC (Note 8)	6,035,948	5,978,133
Deferred revenue (Note 9)	36,218,219	37,638,211
Deferred income tax liabilities	6,564,718	7,340,516

Total liabilities	50,583,284	52,218,066

Stockholders' equity
Common stock, no par value, unlimited number authorized, (Note 10)	177,065,075	177,065,075
146,734,385 (December 31, 2013 - 146,734,385) issued and outstanding
Additional paid-in capital	20,095,161	20,095,161
Accumulated other comprehensive income (Note 13)	(1,230,673)	465,615
Accumulated deficit during the exploration stage	(153,728,797)	(152,448,812)

Total stockholders' equity	42,200,766	45,177,039

Total liabilities and stockholders' equity	$92,784,050	$97,395,105

 Nature and continuance of operations (Note 1)
 Commitments and contingencies (Note 15)
 Subsequent events (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited - Expressed in United States dollars)

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013	Inception (July 19,1995) to March 31, 2014

EXPENSES
Exploration (Note 7)	$1,564,146	$1,603,790	$100,656,815
General and administration	1,144,090	2,773,496	61,129,601
Consultancy and advisory fees	285,672	986,926	2,226,802
Impairment of mineral property interests	-	-	1,455,483
Depreciation	17,675	28,836	1,547,683
Gain on sale of mineral property interests	-	-	(2,131,329)
Foreign exchange gain	(1,071,457)	(117,684)	(2,103,460)
Loss from operations	(1,940,126)	(5,275,364)	(162,781,595)
Gain on sale of investments	-	-	3,326,275
Interest income	83,226	63,566	6,018,090
Interest expense (Note 5)	(64,861)	(64,256)	(779,632)
Loss from equity investee (Note 5)	(20,792)	(112,929)	(5,097,628)
Fair value adjustment of asset
backed commercial paper	-	-	(2,184,967)
Loss from operations before income taxes	(1,942,553)	(5,388,983)	(161,499,457)
Current income tax expense	(113,230)	-	(584,532)
Deferred income tax recovery	775,798	297,139	8,355,192
Net loss	$(1,279,985)	$(5,091,844)	$(153,728,797)

Comprehensive loss:
Net loss	$(1,279,985)	$(5,091,844)	$(153,728,797)
Foreign currency translation adjustment (Note 13)	(1,696,288)	(583,198)	(1,230,673)
Comprehensive loss:	$(2,976,273)	$(5,675,042)	$(154,959,470)

Basic and diluted net loss per share	$(0.01)	$(0.04)
Weighted average number of common shares outstanding	146,734,385	135,028,036

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Unaudited - Expressed in United States dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
Balance, March 31, 2013	146,734,385	$177,065,075	$19,683,244	$2,669,821	$(146,118,631)	$53,299,509
Shares issued:
Stock-based compensation	-	-	42,257	-	-	42,257
Foreign currency translation adjustment	-	-	-	(1,740,015)	-	(1,740,015)
Net loss	-	-	-	-	(2,275,617)	(2,275,617)
Balance, June 30, 2013	146,734,385	$177,065,075	$19,725,501	$929,806	$(148,394,248)	$49,326,134
Foreign currency translation adjustment	-	-	-	1,099,467	-	1,099,467
Net loss	-	-	-	-	(2,930,602)	(2,930,602)
Balance, September 30, 2013	146,734,385	$177,065,075	$19,725,501	$2,029,273	$(151,324,850)	$47,494,999
Shares issued:
Stock-based compensation	-	-	369,660	-	-	369,660
Foreign currency translation adjustment	-	-	-	(1,563,658)	-	(1,563,658)
Net loss	-	-	-	-	(1,123,962)	(1,123,962)
Balance, December 31, 2013	146,734,385	$177,065,075	$20,095,161	$465,615	$(152,448,812)	$45,177,039
Foreign currency translation adjustment	-	-	-	(1,696,288)	-	(1,696,288)
Net loss	-	-	-	-	(1,279,985)	(1,279,985)
Balance, March 31, 2014	146,734,385	$177,065,075	$20,095,161	$(1,230,673)	$(153,728,797)	$42,200,766

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in United States dollars)
	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013	Inception (July 19, 1995) to March 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,279,985)	$(5,091,844)	$(153,728,797)
Items not affecting cash:
Depreciation	17,675	28,836	1,547,683
Stock-based compensation	-	1,010,380	24,176,057
Loss from equity investee	20,792	112,929	5,097,628
Interest expense	64,861	64,256	779,632
Deferred income tax recovery	(775,798)	(297,139)	(8,355,192)
Gain on sale of mineral property interests	-	-	(2,131,329)
Impairment of mineral property interests	-	-	1,455,483
Gain on sale of investments	-	-	(3,326,275)
Fair value adjustment of asset backed
commercial paper	-	-	2,332,531
Escrow shares compensation	-	-	2,001,832
Mineral property interest paid in
stock and warrants	-	-	4,052,698
Other items not affecting cash	(1,075,614)	156,888	(2,016,902)
Changes in assets and liabilities:
Receivables	176,426	24,522	61,580
Prepaid expenses	140,535	129,861	(535,274)
Other assets	14,609	7,951	33,930
Accounts payable and accrued liabilities	552,784	270,919	1,590,788
Deposit on metal credit delivering obligation	-	40,000,000	40,000,000
Net cash provided by (used in) operating activities	(2,143,715)	36,417,559	(86,963,927)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	-	9,722,897	140,726,891
Share issue costs	-	(86,636)	(4,952,907)
Net cash provided by financing activities	-	9,636,261	135,773,984

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests	-	-	(4,954,610)
Reclamation deposits	83,428	-	(220,542)
Acquisition of equipment	(2,841)	(1,130)	(2,134,076)
Proceeds from sale of royalty interest	-	5,000,000	5,000,000
Proceeds from sale of mineral property interests	-	-	2,048,197
Purchase of asset backed
commercial paper	-	-	(4,031,122)
Acquisition of PacMag Metals Limited	-	-	(7,465,495)
Cash acquired on acquisition	-	-	837,263
Proceeds from sale of investments	-	-	5,734,895
Net cash provided by (used in) investing activities	80,587	4,998,870	(5,185,490)

Effect of foreign currency translation on cash and
cash equivalents	(197,429)	(200,257)	816,092

Change in cash and cash equivalents
during the period	(2,260,557)	50,852,433	44,440,659
Cash and cash equivalents, beginning of period	46,701,216	4,255,508	-

Cash and cash equivalents, end of period	$44,440,659	$55,107,941	$44,440,659

Cash paid for interest during the period	$-	$-	$-

Cash paid for income taxes during the period	$-	$-	$(152,190)

Supplemental disclosure with respect to cash flows (Note 14)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014
(Unaudited - Expressed in United States dollars)

1.            NATURE AND CONTINUANCE OF OPERATIONS

Entrée Gold Inc. was incorporated under the laws of the Province of British Columbia on July 19, 1995 and continued under the laws of the Yukon Territory on January 22, 2003. On May 27, 2005, Entrée Gold Inc. changed its governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the Business Corporations Act (British Columbia). The principal business activity of Entrée Gold Inc., together with its subsidiaries (collectively referred to as the “Company”), is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars ("C$"), and Australian dollars ("A$").

These consolidated financial statements have been prepared on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company currently earns no operating revenues. Continued operations of the Company are dependent upon the Company’s ability to secure additional equity capital or receive other financial support, and in the longer term to generate profits from business operations. Management believes that the Company has sufficient working capital to maintain its operations for the next fiscal year.

2.            BASIS OF PRESENTATION

The interim period financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, and in the opinion of management these financial statements contain all adjustments necessary (consisting of normally recurring adjustments) to present fairly the financial information contained therein. Certain information and footnote disclosure normally included in the financial statements prepared in conformity with generally accepted accounting principles in the United States of America have been condensed or omitted. These interim period statements should be read together with the most recent audited financial statements and the accompanying notes for the year ended December 31, 2013. The results of operations for the three months ended March 31, 2014 are not necessarily indicative of the results to be expected for the year ending December 31, 2014.

3.            SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements follow the same significant accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2013.

4.            CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash at bank and in hand of $44,440,659 as at March 31, 2014 (December 31, 2013 - $46,701,216).

5.            LONG-TERM INVESTMENTS

Equity Method Investment

The Company accounts for its interest in a joint venture with Oyu Tolgoi LLC (“OTLLC”), a company owned 66% by Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.) (“Turquoise Hill”) and 34% by the Government of Mongolia (Note 7), as a 20% equity investment. The Company’s share of the loss of the joint venture is $20,792 for the three months ended March 31, 2014 (March 31, 2013 - $112,929) plus accrued interest expense of $64,861 for the three months ended March 31, 2014 (March 31, 2013 - $64,256).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014
(Unaudited - Expressed in United States dollars)

6.            EQUIPMENT

		March 31, 2014			December 31, 2013
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value

Office equipment	$88,584	$63,017	$25,567	$92,057	$64,123	$27,934
Computer equipment	444,936	344,982	99,954	459,426	349,636	109,790
Field equipment	242,112	145,045	97,067	251,604	144,786	106,818
Buildings	237,239	196,664	40,575	246,540	202,139	44,401
	$1,012,871	$749,708	$263,163	$1,049,627	$760,684	$288,943

7.            MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests. The Company has investigated title to its mineral property interests and, except as otherwise disclosed below, to the best of its knowledge, title to the mineral property interests is in good standing.

Material Properties

The Company’s two principal assets are its interest in the Lookout Hill property in Mongolia, and the Ann Mason project (the “Ann Mason Project”) in Nevada.

Lookout Hill, Mongolia

The Lookout Hill property in the South Gobi region of Mongolia is comprised of two mining licences, Shivee Tolgoi and Javhlant, granted by the Mineral Resources Authority of Mongolia ("MRAM") in October 2009. Title to the two licences is held by the Company.

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Turquoise Hill. Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in what is now the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence (together the "Joint Venture Property"). Most of Turquoise Hill’s rights and obligations under the Earn-In Agreement were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, OTLLC. The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Turquoise Hill.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration of the Joint Venture Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Joint Venture Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Joint Venture Property. In accordance with the Earn-In Agreement, the Company and OTLLC formed a joint venture (the "Entrée-OTLLC Joint Venture") on terms annexed to the Earn-In Agreement.

The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property ("Shivee West") is 100% owned by the Company, but is subject to a right of first refusal by OTLLC.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014
(Unaudited - Expressed in United States dollars)

7.            MINERAL PROPERTY INTERESTS (cont’d...)

Material Properties (cont’d...)

Lookout Hill, Mongolia (cont’d...)

The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement (the "Investment Agreement") between Turquoise Hill, OTLLC, the Government of Mongolia and Rio Tinto International Holdings Limited. The licences are part of the contract area covered by the Investment Agreement, although the Company is not a party to the Investment Agreement. The Shivee Tolgoi and Javhlant mining licences were each issued for a 30 year term and have rights of renewal for two further 20 year terms.

On February 27, 2013, notice (the "Notice") was delivered to the Company that the Ministry of Mining had cancelled the July 2009 Order (the "2009 Order") registering the reserves on the Joint Venture Property. The Notice stated that the 2009 Order breached sections of the Minerals Law of Mongolia and Charter of the Minerals Resource Counsel that give the head of MRAM the authority to register reserves, rather than the Minister of Mineral Resources and Energy. The Notice further advised that the Company is temporarily restricted from transferring, selling or leasing the Shivee Tolgoi and Javhlant mining licences. On September 4, 2013, the Minister of Mining issued Order No. 179, advising the Minerals Professional Council to re-submit its previous conclusions regarding the reserves to MRAM for review and registration.

On September 6, 2013, the head of MRAM ordered that the reserves on the Joint Venture Property be registered. The Company was also subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted.

As of March 31, 2014, the Entrée-OTLLC Joint Venture had expended approximately $26.3 million to advance the Joint Venture Property. Under the terms of the Entrée-OTLLC Joint Venture, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 8).

Ann Mason, Nevada, United States

The Ann Mason Project is defined by a series of both unpatented lode claims on public land administered by the Bureau of Land Management, and title to patented lode claims. The project area includes the Ann Mason and the Blue Hill deposits, and several early-stage copper porphyry targets including the Blackjack IP, Blackjack Oxide, Roulette and Minnesota targets.

Certain of the unpatented lode claims are leased to the Company pursuant to a mining lease and option to purchase agreement ("MLOPA") with two individuals. Under the MLOPA, the Company is granted the option to purchase the claims for $500,000. If the Company exercises its option, the claims will be subject to a 3% net smelter returns ("NSR") royalty (which may be bought down to a 1% NSR royalty for $2 million). The MLOPA also provides for annual advance minimum royalty payments of $27,500 which commenced in June 2011 and will continue until the commencement of sustained commercial production. The advance payments will be credited against future royalty payments or the buy down of the royalty.

In September 2009, the Company entered into an agreement whereby the Company may acquire an 80% interest in certain unpatented lode claims formerly known as the Roulette property. In order to acquire its interest, the Company must: (a) incur expenditures of $1,000,000, make cash payments of $140,000 and issue 85,000 common shares of the Company within three years (completed); (b) make aggregate advance royalty payments totalling $375,000 between the fifth and tenth anniversaries of the agreement; and (c) deliver a bankable feasibility study before the tenth anniversary of the agreement.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014
(Unaudited - Expressed in United States dollars)

7.            MINERAL PROPERTY INTERESTS (cont’d...)

Material Properties (cont’d...)

Ann Mason, Nevada, United States (cont’d...)

During the year ended December 31, 2012, the Company, through a combination of staking and purchase agreements, acquired certain patented and unpatented lode claims within or contiguous to the boundaries of its Ann Mason Project pursuant to which the Company paid $3,721,170 and issued 40,000 common shares valued at $52,293.

In February 2013, the Company entered into an agreement with Sandstorm Gold Ltd. ("Sandstorm") whereby the Company granted Sandstorm a 0.4% NSR royalty over certain of the unpatented lode claims, including the claims covering the Ann Mason and Blue Hill deposits, in return for an upfront payment of $5 million (the "Sandstorm NSR Payment") which was recorded as a recovery to acquisition costs. In addition, certain of the patented lode claims are subject to a 2% NSR royalty.

Other Properties

During the three months ended March 31, 2014, the Company also had interests in non-material properties in Australia, United States and Peru. Non-material properties include the following:

Australia Properties

The Company holds a 53.7% interest in the Blue Rose copper-iron-gold-molybdenum joint venture property, with Giralia Resources Pty Ltd., now a subsidiary of Atlas Iron Limited (ASX:AGO - "Atlas"), retaining the remaining 46.3% interest.

Lordsburg and Oak Grove

During the year ended December 31, 2012, the Company entered into an agreement to purchase a 100% interest in the Lordsburg and Oak Grove properties, New Mexico, subject to a 2% NSR royalty. Pursuant to the agreement, the Company paid $100,000 and issued 500,000 common shares valued at $326,483. During the year ended December 31, 2013, the Company abandoned the unpatented lode claims comprising the Oak Grove property and recorded an impairment of mineral property interests of $437,732.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014
(Unaudited - Expressed in United States dollars)

7.            MINERAL PROPERTY INTERESTS (cont’d...)

Capitalized mineral property acquisition costs are summarized as follows:

	March 31, 2014	December 31, 2013

USA
Ann Mason	$45,703,348	$47,495,218
Lordsburg	475,527	494,171
Other	272,071	282,738
Total USA	46,450,946	48,272,127

AUSTRALIA
Blue Rose JV	514,275	534,438
Total Australia	514,275	534,438

Total all locations	$46,965,221	$48,806,565

Ann Mason capitalized mineral property acquisition costs are net of the $5 million Sandstorm NSR Payment.

Expensed exploration costs are summarized as follows:

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013

Mongolia	$946,310	$529,834
US	533,028	941,031
Other	84,808	132,925

Total all locations	$1,564,146	$1,603,790

8.            LOANS PAYABLE

Under the terms of the Entrée-OTLLC Joint Venture (Note 7), OTLLC will contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée-OTLLC Joint Venture. In the absence of available cash flow, the loans will not be repayable. The loans are not expected to be repaid within one year.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014
(Unaudited - Expressed in United States dollars)

9.           SANDSTORM FINANCING ARRANGEMENT

In February 2013, the Company entered into an equity participation and funding agreement with Sandstorm that provided an upfront deposit (the "Deposit") from Sandstorm of $40 million. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company’s share of gold, silver and copper production from the Joint Venture Property as follows:

●	25.7% of the Company’s share of gold and silver, and 2.5% of the Company’s share of copper, produced from the portion of the Shivee Tolgoi mining licence included in the Joint Venture Property; and

●	33.8% of the Company’s share of gold and silver, and 2.5% of the Company’s share of copper, produced from the Javhlant mining licence.

In addition to the Deposit, upon delivery of the metal credits Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Joint Venture Property, the cash payment will increase to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the "Unearned Balance").

In the event of a partial expropriation of the Company’s interest in the Joint Venture Property, which is not reversed during the abeyance period provided for in the equity participation and funding agreement, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance) and the metal credits that the Company is required to deliver will be reduced proportionately. In the event of a full expropriation, the full amount of the Unearned Balance must be returned with interest.

The Company is not required to deliver actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

The Company recorded the Deposit as deferred revenue and will recognize amounts in revenue as metal credits are delivered to Sandstorm, which is currently scheduled to commence in 2019.

In addition, the Company entered into an agreement with Sandstorm whereby the Company granted Sandstorm a 0.4% NSR royalty over certain of the Ann Mason Project claims, including the claims covering the Ann Mason and Blue Hill deposits, in return for the Sandstorm NSR Payment of $5 million which was recorded as a recovery to acquisition costs.

The Company also completed a private placement with Sandstorm for gross proceeds of $9,722,897.

The transactions costs related to the Sandstorm financing arrangement incurred in 2013 were $936,926 for consultancy and advisory fees, $192,203 for legal fees included in general and administration expenses and $86,636 for share issuance costs.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014
(Unaudited - Expressed in United States dollars)

10.           COMMON STOCK

Share issuances

No shares were issued during the three months ended March 31, 2014.

Stock options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants. Under the Plan, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing stock price on the last trading day before the date of grant. Vesting is determined at the discretion of the Board of Directors.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted. For employees, the compensation expense is amortized on a straight-line basis over the requisite service period which approximates the vesting period. Compensation expense for stock options granted to non-employees is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each balance sheet date using the Black-Scholes option pricing model.

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company has not paid and does not anticipate paying dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of Nil in determining the expense recorded in the accompanying Statements of Operations and Comprehensive Loss.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Balance at December 31, 2012	9,223,000	1.98
Granted	7,560,000	0.47
Expired	(2,379,500)	1.80
Forfeited	(3,000)	1.25
Balance at December 31, 2013	14,400,500	1.22
Expired	(1,339,000)	1.32
Balance at March 31, 2014	13,061,500	1.21

The number of stock options exercisable at March 31, 2014 was 13,061,500.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014
(Unaudited - Expressed in United States dollars)

10.           COMMON STOCK (cont’d…)

Share options (cont'd…)

At March 31, 2014, the following stock options were outstanding:

Number of Options	Exercise Price (C$)	Aggregate Intrinsic Value (C$)	Expiry Date	Number of Options Exercisable	Aggregate Intrinsic Value (C$)

1,472,500	2.60	-	December 29, 2014	1,472,500	-
300,000	2.34	-	September 22, 2015	300,000	-
1,372,500	2.86	-	November 22, 2015	1,372,500	-
200,000	3.47	-	January 4, 2016	200,000	-
125,000	2.94	-	March 8, 2016	125,000	-
150,000	2.05	-	July 7, 2016	150,000	-
100,000	2.23	-	July 15, 2016	100,000	-
1,681,500	1.25	-	January 6, 2017	1,681,500	-
100,000	0.73	-	June 18, 2017	100,000	-
4,985,000	0.56	-	March 15, 2018	4,985,000	-
50,000	0.32	3,500	April 9, 2018	50,000	3,500
150,000	0.34	7,500	June 27, 2018	150,000	7,500
2,375,000	0.30	213,750	December 19, 2018	2,375,000	213,750
13,061,500		$224,750		13,061,500	$224,750

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on the Company’s closing stock price of C$0.39 per share as of March 31, 2014, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options vested and exercisable as of March 31, 2014 was 2,575,000. The total intrinsic value of options exercised during the three months ended March 31, 2014 was $Nil (March 31, 2013 - $Nil).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014
(Unaudited - Expressed in United States dollars)

10.           COMMON STOCK (cont’d…)

Stock-based compensation

No stock options were granted during the three months ended March 31, 2014. The fair value of stock options granted during the three months ended March 31, 2014 was $Nil (March 31, 2013 - $1,011,538). Stock-based compensation recognized during the three months ended March 31, 2014 was $Nil (March 31, 2013 - $1,010,380) which has been recorded in the consolidated statements of operations as follows with corresponding additional paid-in capital recorded in stockholders' equity:

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013	Cumulative to March 31, 2014
Exploration	$-	$148,125	$4,369,529
General and administration	-	862,255	19,806,528
	$-	$1,010,380	$24,176,057

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	March 31, 2014	March 31, 2013

Risk-free interest rate	-	1.25%
Expected life of options (years)	-	4.3
Annualized volatility	-	76%
Dividend rate	-	0.00%

11.           SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	March 31, 2014	December 31, 2013

Identifiable assets
USA	$47,375,552	$49,405,542
Canada	43,398,773	45,822,245
Australia	1,614,642	1,642,736
Mongolia	363,644	504,408
Other	31,439	20,174
	$92,784,050	$97,395,105

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014
(Unaudited - Expressed in United States dollars)

12.           FINANCIAL INSTRUMENTS

The Company's financial instruments generally consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities and loans payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, except as noted below.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. The Company does not use derivative instruments to reduce this currency risk.

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 — Quoted prices in active markets for similar assets that are observable.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At March 31, 2014, the Company had Level 1 financial instruments, consisting of cash and cash equivalents, with a fair value of $44,440,659.

13.          ACCUMULATED OTHER COMPREHENSIVE INCOME (OCI)

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013

Accumulated OCI, beginning of period:
Currency translation adjustment	$465,615	$3,253,019
	$465,615	$3,253,019

Other comprehensive loss for the period:
Currency translation adjustments	$(1,696,288)	$(583,198)
	$(1,696,288)	$(583,198)

Accumulated OCI, end of period:
Currency translation adjustment	$(1,230,673)	$2,669,821
	$(1,230,673)	$2,669,821

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014
(Unaudited - Expressed in United States dollars)

14.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There were no significant non-cash transactions for the three months ended March 31, 2014. The significant non-cash transaction for the three months ended March 31, 2013 consisted of funding by OTLLC of the Company’s investment requirements for the Entrée-OTLLC Joint Venture of $112,929.

15.           COMMITMENTS AND CONTINGENCIES

The Company is committed to make lease payments for the rental of office space as follows:

2014	$220,650
2015	202,640
2016	203,197
2017	84,666
$711,153

The Company incurred lease expense of $102,457 (March 31, 2013 – $103,750) for the three months ended March 31, 2014.

The Company is currently the subject of various tax audits and re-assessments and records liabilities with respect to them. However, the risk remains that the relevant authorities could take differing positions with regard to certain issues and current liabilities could be up to $2.2 million in excess of the amount accrued.

16.           TRANSACTIONS WITH RELATED PARTIES

The Company did not enter into any transactions with related parties during the three months ended March 31, 2014.

17.           SUBSEQUENT EVENTS

There are no subsequent events after March 31, 2014.